Filed by Board of Trade of the City of New York, Inc.
In connection with the merger of IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:
Board of Trade of the City of New York, Inc.
(Commission File No. 132-02604)
Date: September 15, 2006
OPTION PERMITS
The foregoing description is only a summary of certain rights set forth in the proposed Bylaws of NYBOT to be effective after the closing of the merger. This summary does not purport to be complete and is qualified in its entirety by reference to the proposed Bylaws, which will be included in the Prospectus-Proxy Statement that will be sent to NYBOT members in advance of the special meeting of NYBOT members held to vote on a proposal to approve the merge.
I-	A new Option Trading Permit will be issued at the effective time of the merger to each person that held an Option Trading Permit immediately prior to the effective time, which will authorize the permit holder to trade the same option contracts that were authorized by the former trading permit. The permit can be sold and the Exchange will continue to maintain the current market for permit sales.

II-	Option permit holders will be afforded Most Favored Nation status with respect to transaction fees charged by the Exchange and the clearing corporation (excluding rates negotiated with market makers) for transactions executed electronically with respect to the existing products of the Exchange. The right to these rates is not transferable and will terminate if the permit is sold.

III-	The Exchange cannot issue additional Option Trading Permits of any type that authorize the holder to execute option transactions by open outcry on the floor of the Exchange.

IV-	The CEO of the Exchange can determine to introduce side-by-side (including after hours) trading of any contracts. Open outcry trading of options on “Core Products” (Sugar11, Coffee “C”, Cotton No.2, Cocoa, Frozen Concentrate Orange Juice, Not-From-Concentrate Orange Juice and Sugar 14) may not be terminated unless open outcry trading in the corresponding futures contract has been terminated. Open outcry trading of options on other existing products that are not Core Products can be terminated at any time by majority vote of the Exchange Board.

V-	The Exchange transaction fees for electronic trading of options involving Core Products cannot be less than the transaction fees charged for open outcry trading of the same options, and will carry a $1.00 per side premium which may be reduced only in specified circumstances.

VI-	The Bylaw provisions codifying the terms set forth above are deemed “Core Rights” and cannot be altered or amended unless recommended by a vote of 3 of the 4 Public Directors of the Board and approved by two-thirds of the Board.

VII-	The initial Board of Directors will consist of 9 directors as follows: four public directors selected, in the first instance, from the current Exchange public governors, two members of the current Exchange Board, a CEO, the CFO of ICE and the CEO of ICE.
Forward-Looking Statements– Certain statements in this presentation may contain forward-looking information regarding Board of Trade of the City of New York, Inc. (“NYBOT”), Intercontinental Exchange, Inc. (“ICE”), and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the merger transaction involving NYBOT and ICE, including future strategic and financial benefits, the plans, objective, expectations and intentions of NYBOT and ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYBOT’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those as set forth in the forward-looking statements: the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of NYBOT members to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission, including ICE’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this summary. Except for any obligations to disclosure material information under the Federal securities laws, NYBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this summary.
Important Merger Information:
In connection with the proposed merger, ICE intends to file relevant materials with the SEC, including a Registration Statement and a proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE REGISTRATION

STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the Registration Statement and the proxy statement/prospectus, as well as other filings containing information about ICE and NYBOT without charge, at the SEC’s website (http: // www.sec.gov) once such documents are filed with the SEC. Copies of the Registration Statement and the proxy statement/prospectus will also be available, without charge, once they are filed with the SEC by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, not shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.